

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2021, Form 10-Q for the quarter ended September 30, 2021 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing	• Automated fulfillment	• Self-service	• Balance sheet
• Affinity and Distribution Partners	• Inbound call center sales	• Digital journey	• Whole loan sales options
• Data mining/target feeding direct marketing	• Outbound call center sales	• Direct banker (call center)	• Securitization
• Cross-selling	• Minimal outside sales		
	• Significant inside sales		

Core Digital Capabilities



| Data Driven Insight | Integrated Customer Experience | Digital Marketing | Digitally Enabled Operations | Next-Gen Technology |



Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	4.34%	2.14%
Salaries and benefits	0.93%	1.04%
Premises, equipment and other non-interest expense	1.12%	1.10%
Total non-interest expense	**2.05%**	**2.14%**
Core business margin	**2.29%**	**0.00%**

1. For the three months ended 6/30/2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved 11/3/2021.
2. All Commercial Banks by asset size. FDIC reported for three months ended 6/30/2021. Total of 160 institutions >$10 billion. Data retrieved 11/3/2021.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth





Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives will generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

aXOS

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking	Commercial Banking	Securities
› Convenience and superior user experience keys to long-term success	› Providers that integrate banking with specialized software to serve specific customer segments will gain market share	› Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
› Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell	› Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model	› Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
› Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages	› Winning cash/treasury management accounts through > automation and custom API integration	› Owning clearing, custody, and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics
› UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform	› Regional sales leaders supported by centralized service team creates a more efficient and scalable model	

Fiscal 2022 First Quarter Highlights Compared with Fiscal 2021 First Quarter



Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 16.2%

Return on Assets = 1.66%

Fiscal 2021 Highlights Compared with Fiscal 2020









Return on Equity = 16.51%

Return on Assets = 1.52%

* Deposit decrease by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.

Diluted EPS and Book Value Per Share Have Been Consistently Strong



Diluted EPS (FY)

$ per share

- 2016: 1.87
- 2017: 2.10
- 2018: 2.37
- 2019: 2.48
- 2020: 2.98
- 2021: 3.56

13.7% CAGR



Book Value Per Share (FY)

$ per share

- 2016: 10.73
- 2017: 13.05
- 2018: 15.24
- 2019: 17.47
- 2020: 20.56
- 2021: 23.62

17% CAGR

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Stable Net Interest Margin, without HRB

- Axos NIM (excluding HRB)
- Fed Funds

Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.92%	0.94%	92%
Return on equity	18.43%	9.50%	89%
G&A	1.97%	2.36%	29%
Efficiency ratio	42.42%	65.68%	9%

The 89% on ROE means that the Bank outperformed 89% of all banks. The 29% G&A ranking means that only 29% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 9/30/21; data retrieved 11/3/21.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 9/30/21.

10

Net Loan Growth by Category for First Quarter Ended September 30, 2021



$ Millions

		Q1 FY22	Q4 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,685	$3,745	(60)
	SF Warehouse Lending	656	614	42
Multifamily & Commercial Mortgage	Multifamily	2,007	2,020	(13)
	Small Balance Commercial	451	450	1
Commercial Real Estate	CRE Specialty	3,355	3,090	265
	Lender Finance RE	138	91	47
Commercial & Industrial Non-RE	Lender Finance Non RE	622	580	42
	Equipment Leasing	100	112	(12)
	SBLOC & Other	517	432	85
Auto & Consumer	Auto	385	300	85
	Unsecured / OD	62	62	0
Other	PPP	40	55	(15)
	Refund Advance & Other	3	4	(1)
Loans		$12,021	$11,555	$466

11

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production



Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
	$10,925,450	$11,609,584	$11,711,215	$11,414,814	$11,879,021

 **Average Loan to Value**

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Multifamily	56%	56%	55%	55%	56%
Single family	58%	58%	57%	57%	57%

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)



($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2021

axos™

$ Millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,341.2	$25.3	0.58%
Multifamily & Commercial Mortgage	2,458.2	13.4	0.55%
Commercial Real Estate	3,492.9	65.3	1.87%
Loans			
Commercial & Industrial Non-RE	1,239.4	22.5	1.82%
Auto & Consumer	446.6	10.0	2.24%
Other	42.7	0.3	0.70%
	$12,021.0	$136.8	1.14%

Loan Origination Growth

aXOS



Fiscal Year Loan Originations

$ Billions

Year	2016	2017	2018	2019	2020	2021
Total	5.0	5.6	7.5	8.4	8.4	8.9
Loans for Sale	1.4	1.4	1.6	1.5	1.6	1.6
Loans for Investment	3.6	4.2	5.9	6.9	6.8	7.3
Annual growth rate		12.0%	33.9%	12.0%	0.0%	6.0%

12.2% 5-yr CAGR

- Loans for Investment
- Loans for Sale

Future Plans

> Organic growth in existing business lines

- Multifamily geographic expansion
- Agency and jumbo mortgage channel expansion
- Small Balance Commercial Real Estate expansion
- Large Balance Commercial / Specialty Real Estate expansion

> Additional C&I verticals/product expansion

> Retail auto lending launch

> RIA M&A and succession lending

Diversified Deposit Businesses



Key Elements

Deposit

Consumer direct
- Full service digital banking, wealth management, and securities trading

Distribution Partners
- Exclusive relationships with significant brands, groups, or employers
- Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor

Small business banking
- Business banking with simple suite of cash management services

Commercial/ Treasury Management
- Full-service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Axos Securities
- Broker-dealer client cash
- Broker-dealer reserve accounts

Specialty deposits
- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

Fiduciary Services
- Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

aXOS

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%

Savings
31%

Time deposits
50%

September 30, 2021

100% of Deposits = $11.7 billion



Savings – IRA
2%

Time deposits
11%

Checking and other demand deposits
62%

Savings
25%

Checking Growth (6/2013 – 9/2021) = 1,736%
Savings Growth (6/2013 – 9/2021) = 359%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
6 years of growth



Spot Balance ($BN's)

25.5% CAGR

35.0% CAGR

$1.73

$1.08

$6.77

$6.53

FYE 2015   FYE 2021

■ Loans   ■ Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth *



$ Millions

12.3% 5-yr CAGR

	2016	2017	2018	2019	2020	2021
Deposits	6,044	6,900	7,985	8,983	11,337	10,816
% CDs[1]	17%	12%	25%	26%	20%	14%
% Borrowings[2]	12%	9%	6%	6%	4%	2%

Future Plans

> Enhanced digital marketing automation integrated to outbound sales group

> Products and technology integration targeted to specific industry groups

> Creation of differentiated consumer and business banking platform

> Enhanced focus on customer service and user experience

> Leverage existing and create new distribution partnerships to allow for reduced acquisition cost and leverage of external brands

[1] as a % of total deposits
[2] as a % of total liabilities

* Decrease in deposits by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021

20

Diversified Fee / Non-Interest Income

aXOS

*Excludes investment securities gains and losses.
** Broker-dealer fee income constitutes larger share due to
addition of AAS to Securities Business.

	% Fee Income Q1 Fiscal 2022*	**% Fee Income FY 2021***
Mortgage Banking — Agency, Jumbo, Multifamily	19%	39%
Gain on Sale – Other — Structured Settlement, Other	1%	1%
Deposit/Service Fees — Cash/Treasury Management, Consumer Deposit, Payments	23%	19%
Deposit/Service Fees — Tax, Prepaid	2%	9%
Prepayment Fee	11%	7%
Broker-Dealer	44% **	25%

Fee Income

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing — Securities Clearing & Custody	**69 IBDs** **200 RIAs** **265,000 Clients**
Axos Invest — Digital Wealth & Personal Financial Management	**24,000 Clients**
Axos Trading — Self-Directing Trading	**Launched Fiscal Q1 2022***

Access to ~289,000 Clients

Consumer Banking
> Consumer Deposit Accounts
> ODL/Margin Accounts
> Jumbo Single Family Mortgage Loans

Commercial Banking
> Securities-Backed Lines of Credit
> Cash Management
> Commercial Property Refinancing

Digital Solutions
> Universal Digital Platform
> Account Opening Platform

*Retail crypto trading launch expected in 1H calendar 2022

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features



Secular Industry Trends Provide Opportunities for Axos





Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions



Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well



Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages



Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

E*TRADE Advisor Services Acquisition



Axos Clearing acquired certain assets and deposits related to E*TRADE Advisor Services (EAS) – closed August 2, 2021

1) $55 million cash purchase price paid at closing from Axos Financial

2) Includes $24.8 billion of custodial assets & ~$1.2 billion low-cost deposits

3) Accelerates time-to-scale in RIA custody business

4) Adds new sources of fee income and services that compliment Axos Clearing's product offering

5) Own proprietary front- and back-end RIA custody technology platform

6) Rebranded Axos Advisor Services (AAS)

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits

2) Increases Axos' non-interest income by 33%[1]

3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 153,000+ wealth management clients

4) Conversion to broker-dealer platform unlocks incremental revenue opportunities

5) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023

6) Tangible book value earn-back in ~3 years

(1) Based on Axos' FY 2021 non-interest income (excluding HRB-related fees) of $94mm and EAS calendar year 2020 fee-based revenues of $31.3mm

Adds a Scalable Technology Platform

> Axos Advisor Services Platform Overview



Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

- ✓ No lending of client securities
- ✓ FDIC insurance for up to $500K
- ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service

Dedicated Strategic Business Consultant

Dedicated Client Service Advocate

Dedicated operations team

Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Long-Term Revenue and Expense Synergies

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Business Segment Overview – Axos Invest

Core Services

- Free financial digital advisor that helps clients achieve their goals by automating the financial planning process.
- Provides premium packages for clients who want additional value beyond our core services.

Customer Behavior

- **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition.
- **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account).
- **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.

Customer Served

- Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

INTEGRATED FINANCIAL PRODUCTS

SEEK GUIDANCE

 +  =

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

Personalization
> Increase chances of offering right product at the right time and place
> Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
> Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
> Products optimized by channel, recipient and journey
> Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
> Easy integration of third-party features (e.g., biometrics)
> Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
> Enable creative customer acquisition partners

Customizable Experience
> Provide holistic and interactive and intuitive design experience
> Integrate online experience with other channels

Cross-Sell
> Artificial intelligence and big data credit models enable quick credit decisions
> Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel



Target unknown prospects and lookalikes

Establish a central hub for customer information needed to identify + prioritize relevant opportunities

Contact customers via marketing automation solutions

Present relevant personalized content across digital properties

audience studio (DMP)

Cross Sell Engine

salesforce

Ad Networks

sitecore CMS

marketing cloud

Online Banking | Websites

Enrollment | Mobile App

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

axos

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Employ intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilize multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management

What We Do
Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Quality

No Loans in Forbearance

6/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,359.5	$0.0	0.00%	$105.7	2.42%
Multifamily and Commercial Mortgage	$2,470.4	$0.0	0.00%	$20.4	0.83%
Commercial Real Estate	$3,180.4	$0.0	0.00%	$15.9	0.50%
Commercial & Industrial - Non-RE	$1,123.9	$0.0	0.00%	$2.9	0.26%
Auto & Consumer	$362.2	$0.0	0.00%	$0.3	0.08%
Other	$58.3	$0.0	0.00%	$0.0	0.00%
Total	$11,554.7	$0.0	0.00%	$145.2	1.26%

9/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,341.2	$0.0	0.00%	$111.3	2.56%
Multifamily and Commercial Mortgage	$2,458.2	$0.0	0.00%	$6.9	0.28%
Commercial Real Estate	$3,492.9	$0.0	0.00%	$15.5	0.44%
Commercial & Industrial - Non-RE	$1,239.4	$0.0	0.00%	$0.0	0.00%
Auto & Consumer	$446.6	$0.0	0.00%	$0.4	0.09%
Other	$42.7	$0.0	0.00%	$0.0	0.00%
Total	$12,021.0	$0.0	0.00%	$134.1	1.12%

Change at 9/30/21 from 6/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$18.3	$0.0		$5.6	
Multifamily and Commercial Mortgage	-$12.2	$0.0		-$13.5	
Commercial Real Estate	$312.5	$0.0		-$0.4	
Commercial & Industrial - Non-RE	$115.5	$0.0		-$2.9	
Auto & Consumer	$84.4	$0.0		$0.1	
Other	-$15.6	$0.0		$0.0	
Total	466.3	$0.0		-$11.1	

Annualized Charge-offs (Recoveries) to Average Loans Outstanding



Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com